Exhibit 99.4
To Unitholders in the United States:
Both parties of the Merger Agreement referred to in this document, Japan Rental Housing Investments Inc. and Prospect Reit Investment Corporation, have been incorporated under the laws of Japan. The merger described in this document is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase investment units otherwise than under the merger, such as in open market or privately negotiated purchases or through subscriptions of newly issued investment units.
This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

[TRANSLATION]
March 26, 2010
To All Concerned Parties:
REIT Issuer:
Japan Rental Housing Investments Inc.
Clover Shibakoen Bldg.
1-3-12 Shiba-Koen,
Minato-ku, Tokyo, Japan
Takao Sakuma, Executive Director
(Securities Code: 8986)
Asset Management Company:
Mi-Casa Asset Management Inc.
Yutaka Higashino, President and Chief Executive Officer
Inquiries: Aki Sadahiro, Manager
TEL: +81-3-5425-5600
Notice Regarding Unit Split
Japan Rental Housing Investment Inc. (hereinafter referred to as the “Investment Corporation”) announces that it decided at its board of directors’ meetings held today to implement a unit split (hereinafter referred to as the “Unit Split”) as outlined below.
1. Purpose of Unit Split
The Investment Corporation agreed to implement a merger with Prospect Reit Investment Corporation (hereinafter referred to as the “PRI”) (hereinafter referred to as the “REIT Merger”) effective on July 1, 2010 and entered into a Merger Agreement as described in the “Notice Regarding Execution of Merger Agreement between Japan Rental Housing Investment Inc. and Prospect Reit Investment Corporation” released as of today. The REIT Merger is an absorption-type merger, in which the Investment Corporation is the surviving corporation, and the merger ratio before considering the Unit Split is at a ratio of 0.75 units of the Investment Corporation per one unit of PRI. With this ratio, however, 0.75 units of the Investment Corporation would be allocated to every one of PRI’s units, and a large number of PRI unit holders would receive only fractional units of the Investment Corporation. Therefore, a 4-for-1 unit split will be implemented in order that at least one unit of the Investment Corporation will be allocated to all PRI’s unit holders so that PRI’s unitholders will be able to continue to hold the Investment Corporation’s units after the REIT Merger as well as to avoid the impact of sales of fractional units, which is required when the fractional units are arisen, on the market price of units of the Investment Corporation after the REIT Merger. Following the Unit Split, 3 units of the Investment Corporation will be allocated per unit of PRI to PRI’s unitholders.
2. Summary of Unit Split
(1) Method of Unit Split
Each unit owned by unitholders listed in the final unitholders register of the Investment Corporation as of June 30, 2010 (Wednesday), the day immediately preceding the effective date of the REIT Merger, will be split into four units. The Unit Split is subject to (i) approval of the proposals relating to the REIT Merger by the general meetings of unitholders of both the Investment Corporation and PRI as announced in the “Notice Regarding Execution of Merger Agreement between Japan Rental Housing Investment Inc. and Prospect Reit Investment Corporation” released as of today, and (ii) the merger agreement regarding the REIT Merger not being cancelled or expired by the day immediately preceding the effective date of the REIT Merger.
The Unit Split will come into effect on July 1, 2010 (Thursday), the effective date of the REIT Merger.
(2) Number of units increased by Unit Split

(i)	Number of outstanding units of the Investment Corporation before the split	: 276,375 units (Note 1)
(ii)	Number of units increased by this split	: 829,125 units
(iii)	Number of outstanding units of the Investment Corporation after the split	: 1,105,500 units
(iv)	Number of outstanding units of the Investment Corporation after the REIT Merger	: 1,330,800 units (Note 2)
(v)	Number of authorized units after the split and the REIT Merger	: 2,000,000 units (Note 3)

(Note 1)	Number of outstanding units of the Investment Corporation before the split is the sum of current outstanding units, 233,340 units, and 43,035 units to be newly issued by way of Third-Party Allotment as described in the “Notice concerning Issuance of New Investment Units by Way of Third-Party Allotment” released as of today.

(Note 2)	Number of outstanding units of the Investment Corporation after the REIT Merger is in the case that 3 units of the Investment Corporation after the Unit Split will be allotted to each of all units of PRI as a result of the REIT Merger. Currently, number of outstanding units of PRI is 75,100 units.

(Note 3)	Number of authorized units may be amended by the amendment to Articles of Incorporation of the Investment Corporation in connection with the REIT Merger. The content of amendment to Articles of Incorporation will be announced once it is determined.
3. Schedule of Unit split

(1)	Public notice date for record date	Middle of June, 2010 (Scheduled)
(2)	Record date	June 30, 2010 (Scheduled)
(3)	Effective date	July 1,2010 (Scheduled)
4. Other
Other matters required for the Unit Split will be determined at board of directors’ meetings to be held in the future.
End
* Homepages of the Investment Corporation           http://www.jrhi.co.jp/

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